EXHIBIT 99

                             ICC TECHNOLOGIES, INC.
                      PRO FORMA CONSOLIDATED BALANCE SHEET
                             AS OF DECEMBER 31, 1997
                                  (UNAUDITED)


                                                                                                       Pro Forma
                                                                        ICC         Fresh Air         Adjustments         Pro Forma
                                                                   Technologies   Solutions LP. (1)     Dr. (Cr.)        As Adjusted
                                                                   ------------   -----------------   -----------        -----------
                           ASSETS
Current Assets:
        Cash and cash equivalents                                  $  1,257,483     $    235,432    $18,628,571 (2)    $ 22,621,486
                                                                                                      2,500,000 (3)
        Accounts receivable, net                                             --        1,043,734             --           1,043,734
        Inventories, net                                                     --        2,101,894             --           2,101,894
        Prepaid expenses and other                                      406,558           62,965       (300,000)(2)         169,523
                                                                   ------------     ------------    -----------        ------------
          Total current assets                                        1,664,041        3,444,025     20,828,571          25,936,637
Investment in Engelhard HexCore LP                                           --               --        797,958 (4)         231,352
                                                                                                       (566,606)(2)
Property, equipment and software, net                                     7,615        2,634,389             --           2,642,004
Other assets                                                                 --          539,827             --             539,827
Note receivable                                                         350,000               --             --             350,000
Restricted cash                                                       2,500,000               --     (2,500,000)(3)              --
                                                                   ------------     ------------    -----------        ------------
          Total assets                                             $  4,521,656     $  6,618,241    $18,559,923        $ 29,699,820
                                                                   ============     ============    ===========        ============

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities                                                     281,504        4,306,795             --           4,588,299
Short-term loan                                                              --        2,750,000             --           2,750,000
Losses of Engelhard/ICC in excess of investments                      7,302,358               --      7,279,765 (2)              --
                                                                                                       (797,958)(4)
                                                                                                        820,551 (1)
Long-term debt                                                               --          198,685             --             198,685
Commitments and contingencies                                                --               --             --                  --
Minority interest                                                            --               --             --                  --
Stockholders' equity (deficit):
        Partners' capital (deficit)                                          --         (637,239)      (637,239)(1)              --
        Common Stock, $.01 par value, authorized 50,000,000 shares,
        issued 21,519,998 shares at December 31, 1997                   215,200               --             --             215,200
        Additional paid-in capital                                   51,308,904               --             --          51,308,904
        Note receivable from officer                                   (230,467)              --             --            (230,467)
        Accumulated deficit                                         (54,184,413)              --    (25,225,042)(2)     (28,959,371)
Less: Treasury common stock, at cost, 66,227 shares                    (171,430)              --             --            (171,430)
                                                                   ------------     ------------    -----------        ------------
                Total stockholders' equity (deficit)                 (3,062,206)        (637,239)   (25,862,281)         22,162,836
                                                                   ------------     ------------    -----------        ------------
Total liabilities and stockholders' equity (deficit)               $  4,521,656     $  6,618,241   $(18,559,923)       $ 29,699,820
                                                                   ============     ============   ============        ============


     The accompanying notes are an integral part of the unaudited pro forma consolidated financial statements.

                             ICC TECHNOLOGIES, INC.
                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                       FOR THE YEAR ENDED DECEMBER 31,1997
                                   (UNAUDITED)

                                                                                        Pro Forma
                                                      Icc              Fresh Air        Adjustments       Pro Forma
                                                  Technologies     Solutions LP.(1)      Dr. (Cr.)       As Adjusted
                                                  ------------     ----------------     -----------      -----------

Revenues                                                    --       $  6,415,474              --        $ 6,415,474
Cost of goods sold                                          --         11,661,030              --         11,661,030
                                                                     ------------                        -----------
        Gross loss                                          --         (5,245,556)             --         (5,245,556)

Operating expenses:
        Marketing                                           --          4,105,228              --          4,105,228
        Engineering                                         --          2,074,295              --          2,074,295
        Research and development                            --            901,523              --            901,523
        General and administrative                $  1,991,594          3,799,838              --          5,791,432
                                                  ------------       ------------    ------------       ------------
        Total operating expenses                     1,991,594         10,880,884              --         12,872,478

Loss from operations                                (1,991,594)       (16,126,440)             --        (18,118,034)

Other income (expense):
        Equity interest in net loss of investee    (11,985,361)                --    $ (11,985,361)(5)           --
                                                                                            92,328 (5)       (92,328)

        Interest income (expense), net                 492,870           (136,283)             --            356,587
        Minority interest                                   --                 --              --                 --
                                                  ------------       ------------    ------------       ------------
Net loss                                          $(13,484,085)      $(16,262,723)   $(11,893,033)      $(17,853,775)
                                                  ============       ============    ============       ============

Net loss applicable to common stockholders        $(13,484,085)                                         $(17,853,775)
                                                  ============                                          ============
Net (loss) per common share                       $      (0.63)                                         $      (0.84)
                                                  ============                                          ============
Weighted average common shares                      21,339,635                                            21,339,635
                                                  ============                                          ============

          The accompanying notes are an integral part of the unaudited consolidated pro forma financial statements.

ICC TECHNOLOGIES, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

1.  Basis of presentation:

The unaudited pro forma consolidated financial statements are presented to illustrate the effect of the restructuring of the Partnership, which occurred on February 27, 1998, on the Company's financial position as if it occurred on December 31, 1997, and to demonstrate the effects upon the Company's historical results of operations for the year ended December 31, 1997, as if the restructuring occurred on January 1, 1997.

Pursuant to the restructuring, the Partnership was terminated and its net assets were divided into two separate operating limited partnerships, Fresh Air Solutions LP and Engelhard HexCore LP (see Note 3). The Company will have an ownership interest of 90% in Fresh Air Solutions LP and 20% in Engelhard HexCore LP. The assets, liabilities and results of operations of Fresh Air Solutions LP will be consolidated in the Company's financial statements. The Company will account for its 20% investment in Engelhard HexCore LP under the equity method of accounting. Under the equity method of accounting, the Company will recognize its proportionate share of the net income or loss of Engelhard HexCore LP on a current basis.

The unaudited pro forma consolidated financial statements are not necessarily indicative of the financial position or results of operation had the aforementioned restructuring occurred on those dates, nor are they necessarily indicative of the future results of the Company's operations.

The unaudited pro forma consolidated financial statements have been prepared from the historical financial statements of the Company and contain certain adjustments with respect to the restructuring as explained hereafter. The unaudited pro forma consolidated statements of operations for the year ended December 31, 1997 do not include any nonrecurring adjustments that may result from the restructuring.

2.  Pro Forma Adjustments:

(1) The adjustment column (Fresh Air Solutions LP) reflects the consolidation of 100% of the assets and liabilities of Fresh Air Solutions LP and the pro forma adjustments reflect the elimination of Fresh Air Solutions LP equity in consolidation.

(2) The pro forma adjustment reflects the Company's sale of 60% of its interest in Engelhard HexCore LP amounting to $566 thousand for consideration of approximately $18.6 million in cash and 80% of Engelhard's interest in Fresh Air Solutions LP amounting to $7.3 million. The restructuring would result in a gain of $25.2 million, net of estimated transaction costs of $450 thousand.

(3) The pro forma adjustment reflects the reclassification of $2.5 million from restricted cash to cash available for operations due to the release of the Company's portion of a guarantee on Engelhard HexCore LP's bond obligation.

(4) The pro forma adjustment reflects the reclassification of the Company's 50% equity investment in Engelhard HexCore LP in connection with the restructuring.

(5) The pro forma adjustment reflects the elimination of the equity interest in net loss of investee recorded in ICC's historical financial statements because Fresh Air Solutions LP will now be consolidated and the recording of the equity in net loss of Engelhard HexCore LP based on the Company's 20% ownership interest.

3.  Summarized Financial Data of the Partnership:

The restructuring resulted in the Partnership being terminated and the net assets divided into two separate companies, one to manufacture and market complete, active Climate Control Systems (Fresh Air Solutions LP) and the other to manufacture and market the desiccant and heat-exchange rotors that are a component of Climate Control Systems (Engelhard HexCore LP).

The following summarizes carved out financial information of Fresh Air Solutions LP and Engelhard HexCore LP as of December 31, 1997 and for the year ended December 31, 1997, as if the restructuring had occurred on January 1, 1997.


                                    Historical       Fresh Air        Engelhard
       Balance Sheet Data           Partnership      Solutions LP     HexCore LP
                                    -----------      ------------     ----------
       Total Assets                 $16,761,610       $6,618,241      $10,143,369
       Total Liabilities             16,217,279        7,255,480        8,961,799
       Partners' Capital (Deficit)      544,331         (637,239)       1,181,570

                                    Historical                        Fresh Air       Engelhard
       Income Statement Data        Partnershp       Eliminations     Solutions LP    HexCore LP
                                    ----------       ------------     ------------    ----------
       Revenue                      $12,239,012      $1,103,000       $ 6,415,474     $6,926,538
       Expenses                      28,963,373       1,103,000        22,678,197      7,388,176
       Net (Loss)                   (16,724,361)             --       (16,262,723)      (461,638)

4.  Purchase Price:

In connection with the acquisition of Fresh Air Solutions LP, the Company and an investment banker were unable to determine the fair market values of either Fresh Air Solutions LP or Engelhard HexCore LP within reasonable limits. As a result, the non-monetary considerations paid and received by the Company were based upon their recorded amounts in the accompanying unaudited pro forma consolidated financial statements.